SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)<1>

                           Triple S Plastics, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, no par value per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  896926102
   ---------------------------------------------------------------------
                               (Cusip Number)

                             John F. Adams, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5541
   ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 29, 2000
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on following pages)
                            (Page 1 of 15 pages)


   <1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).





   CUSIP No. 896926102                13D              Page 2 of 15 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            A. Christian Schauer

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
      3     SEC USE ONLY

      4     SOURCE OF FUNDS

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           537,667 Shares

                    8   SHARED VOTING POWER
    BENEFICIALLY
                        2,571,846 Shares
      OWNED BY
                    9   SOLE DISPOSITIVE POWER
        EACH
                        537,667 Shares
      REPORTING
                   10   SHARED DISPOSITIVE POWER
       PERSON
                        -0- Shares
        WITH

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,571,846 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         / /

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            58.9%

      14    TYPE OF REPORTING PERSON

            IN





   CUSIP No. 896926102                13D              Page 3 of 15 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Victor V. Valentine, Jr.

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
      3     SEC USE ONLY

      4     SOURCE OF FUNDS

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           958,066 Shares

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          2,571,846 Shares

        EACH        9   SOLE DISPOSITIVE POWER

     REPORTING          958,066 Shares

       PERSON      10   SHARED DISPOSITIVE POWER

        WITH            - 0 - Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,571,846  Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         / /

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            58.9%

      14    TYPE OF REPORTING PERSON

            IN





   CUSIP No. 423666106000             13D              Page 4 of 15 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel B. Canavan

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                        (b) / /
      3     SEC USE ONLY

      4     SOURCE OF FUNDS

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           877,978  Shares

    BENEFICIALLY    8   SHARED VOTING POWER

      OWNED BY          2,594,538 Shares

        EACH        9   SOLE DISPOSITIVE POWER

     REPORTING          877,978 Shares

      PERSON       10   SHARED DISPOSITIVE POWER

       WITH             22,692 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,594,538 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         / /

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.3%

      14    TYPE OF REPORTING PERSON

            IN





   CUSIP No. 896926102                13D              Page 5 of 15 pages

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David L. Stewart

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                       (b) / /
      3     SEC USE ONLY

      4     SOURCE OF FUNDS

            PF

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF     7   SOLE VOTING POWER

       SHARES           132,135 Shares

    BENEFICIALLY    8   SHARED VOTING POWER

       OWNED BY         2,587,846 Shares

         EACH       9   SOLE DISPOSITIVE POWER

      REPORTING         132,135 Shares

        PERSON     10   SHARED DISPOSITIVE POWER

         WITH           16,000 Shares

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,587,846 Shares

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         / /

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.1%

      14    TYPE OF REPORTING PERSON

            IN





        This Amendment No. 1 is jointly filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 (the "Act") and amends the Schedule 13D's previously filed by A. Christian Schauer, Victor V. Valentine, Jr., Daniel B. Canavan and David L. Stewart (collectively, the "Reporting Persons") on July 13, 2000 with respect to shares of Triple S Plastics, Inc., a Michigan corporation (the "Company"). The shares of common stock, no par value (the "Common Stock"), of the Company owned by the Reporting Persons are subject to a Shareholders Agreement, dated as of July 13, 2000 (the "Shareholders Agreement"), entered into by the Reporting Persons, Eimo Oyj, a Finnish corporation ("Eimo"), and Spartan Acquisition Corp., a wholly owned subsidiary of Eimo ("Merger Sub"). Under the terms of the Shareholders Agreement, the Reporting Persons have agreed, among other things, to vote their shares of Common Stock in favor of the Agreement and Plan of Merger, dated July 13, 2000 (the "Merger Agreement"), by and among the Company, Eimo and Merger Sub, which provides for Merger Sub to merge with and into the Company. As a result of entering into the Shareholders Agreement, the Reporting Persons may be deemed to have formed a "group" with each of the other Reporting Persons, for purposes of Section 13(d)(3) of the Securities Act of 1933 (the "1933 Act") and Rule 13d-5(b)(1) thereunder. The Reporting Persons expressly declare that the filing of this Amendment No. 1 shall not be construed as an admission by the Reporting Persons of the formation of, or membership in, such group.

   ITEM 1.   SECURITY AND ISSUER.

             This statement relates to shares of Common Stock of the Company. The principal executive offices of the Company are located at 7950 Moorsbridge Road, Suite 200, Portage, Michigan 49024.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This statement is being filed jointly by A. Christian Schauer, Victor V. Valentine, Jr., Daniel B. Canavan, and David L. Stewart. The agreement among Reporting Persons relating to the joint filing of this statement is filed as Exhibit 4 hereto.

             A. Christian Schauer is a citizen of the United States of America and his principal occupation is serving as Chief Executive Officer of the Company. The business address of Mr. Schauer is 7950 Moorsbridge Road, Suite 200, Portage, Michigan 49024.

             Victor V. Valentine, Jr. is a citizen of the United States of America and his principal occupation is serving as President of the
   Company.   The business address of Mr. Valentine is 7950 Moorsbridge
   Road, Suite 200, Portage, Michigan 49024.

             Daniel B. Canavan is a citizen of the United States of America and his principal occupation is serving as Chairman of the Board of Directors of the Company. The business address of Mr. Canavan is 7950 Moorsbridge Road, Suite 200, Portage, Michigan 49024.

                               (page 6 of 15)





             David L. Stewart is a citizen of the United States of America and has been retired for more than five years. Prior to his retirement, Mr. Stewart served as Chairman and Chief Executive Officer of the Company. The business address of Mr. Stewart is 1022 Essex Circle, Kalamazoo, Michigan 49008.

             During the last five years, none of the Reporting Persons
   (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             A portion of the Common Stock owned by Mr. Schauer was acquired through the exercise of options issued under the Company's Outside Director Option Plan to the Reporting Person and the remainder was acquired through employee stock options granted by the Company.

             A portion of the Common Stock owned by Mr. Valentine was acquired prior to the initial public offering of the Company and the remainder was acquired through employee stock options granted by the Company.

             A portion of the Common Stock owned by Mr. Canavan was acquired prior to the initial public offering of the Company, a portion was acquired on the open market and the remainder was acquired through employee stock options granted by the Company.

             A portion of the Common Stock owned by Mr. Stewart was acquired prior to the initial public offering by the Company;
   additional Common Stock was acquired through the exercise of options issued under the Company's Outside Director Option Plan and the remainder was purchased on the open market.

   ITEM 4.   PURPOSE OF TRANSACTION.

             Eimo required the Reporting Persons to enter into the Shareholders Agreement as a condition to Eimo's entering into the Merger Agreement. In satisfaction of this condition and as an inducement to Eimo's entering into the Merger Agreement, the Reporting Persons agreed to enter into the Shareholders Agreement.

             The consummation of the Merger is subject to approval by the Company's shareholders, Internal Revenue Code Section 368 reorganization tax treatment, the receipt of certain regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.


                               (page 7 of 15)





             The Reporting Persons currently own enough shares of outstanding Common Stock to cause the Merger and the related transactions to be approved at the Company shareholders meeting to be called for that purpose, and pursuant to the Shareholders Agreement, the Reporting Persons have agreed to vote all of the shares of Common Stock beneficially owned by them in favor of the Merger, the adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement at that meeting. In addition, if the Reporting Persons acquire the right to vote any additional shares of Common Stock, the Shareholders Agreement shall be applicable to such additional shares. The Reporting Persons have also agreed, among other things, to restrictions upon the transfers of their shares of Common Stock prior to the termination of the Shareholders Agreement. The Shareholders Agreement will terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The Reporting Persons are jointly and severally obligated, prior to the record date for any shareholder action on the Merger, to hold, or if not held, to purchase or repurchase such number of shares of Common Stock as will result in all of the Reporting Persons together holding, in the aggregate, not less than 50.1% of the total number of shares of Common Stock outstanding as of such record date.

             If the Merger is consummated as contemplated by the Merger Agreement, (i) Merger Sub will be merged with and into the Company,
   (ii) the Board of Directors of the Company will be replaced by the Board of Directors of Merger Sub, (iii) the Articles of Incorporation of the Company will be replaced by the charter of Merger Sub, (iv) the Company's Common Stock will cease to be authorized for listing on the Nasdaq National Market and (v) the Company's Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. It is anticipated that one of the directors of the Company will be a member of the Board of Directors of Eimo.

             The preceding summary of certain provisions of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 2 hereto, and which is incorporated herein by reference.


   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 3,763,549 shares of Common Stock being outstanding on August 29, 2000, as reported by the Company.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof is as follows:



                               (page 8 of 15)





                  (1) A. Christian Schauer beneficially owns 2,571,846 shares of Common Stock, constituting approximately 58.9% of the outstanding Common Stock. 38,000 of such shares are owned directly by Mr. Schauer, 499,667 of such shares are subject to options owned by Mr. Schauer exercisable within 60 days, and 2,034,179 of such shares are owned by the other Reporting Persons. Mr. Schauer is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                  (2) Victor V. Valentine, Jr. beneficially owns 2,571,846 shares of Common Stock, constituting approximately 58.9% of the outstanding Common Stock. 915,066 of such shares are owned directly by Mr. Valentine, 43,000 of such shares are subject to options owned by Mr. Valentine exercisable within the next 60 days, and 1,613,780 of such shares are owned by the other Reporting Persons. Mr. Valentine is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                  (3) Daniel B. Canavan beneficially owns 2,594,538 shares of Common Stock, constituting approximately 59.3% of the outstanding Common Stock. 877,978 of such shares are owned directly by Mr. Canavan, 16,802 of such shares are held in an irrevocable trust for his dependent children, of which his wife is trustee, and are deemed to be beneficially owned by Mr, Canavan, 5,890 of such shares are owned by his dependent children and are deemed to be beneficially owned by Mr. Canavan, 43,000 of such shares are subject to options owned by Mr. Canavan exercisable within the next 60 days, and 1,693,868 of such shares are owned by the other Reporting Persons. Mr. Canavan is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                  (4) David L. Stewart beneficially owns 2,587,846 shares of Common Stock, constituting approximately 59.1% of the outstanding Common Stock. 116,823 of such shares are owned directly and solely by Mr. Stewart, 15,312 of such shares are owned directly and jointly by Mr. Stewart and his wife, 16,000 of

                               (page 9 of 15)





                       such shares are owned by Mr. Stewart's wife and are deemed to be beneficially owned by Mr. Stewart, 23,000 of such shares are subject to options owned by Mr. Stewart exercisable within the next 60 days, and 2,416,711 of such shares are owned by the other Reporting Persons. Mr. Stewart is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

             (b) The number of shares of Common Stock as to which each Reporting Person had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, as of the date hereof is as follows:

                  (1) A. Christian Schauer has the sole power to vote and dispose of 537,667 shares of Common Stock, shared power to direct the vote of 2,571,846 shares of Common Stock, and no shared power to dispose of shares of Common Stock. SEE PARAGRAPH
                       (a)(1) ABOVE.

                  (2) Victor V. Valentine, Jr. has the sole power to vote and dispose of 958, 066 shares of Common Stock, shared power to direct the vote of 2,571,846 shares of Common Stock, and no shared power to dispose of shares of Common Stock. SEE PARAGRAPH (a)(2) ABOVE.

                  (3) Daniel B. Canavan has the sole power to vote and dispose of 920,978 shares of Common Stock, shared power to direct the vote of 2,594,538 shares of Common Stock, and the shared power to dispose of shares of 22,692 shares of Common Stock. SEE PARAGRAPH (a)(3) ABOVE.

                  (4) David L. Stewart has the sole power to vote and dispose of 139,823 shares of Common Stock, shared power to direct the vote of 2,587,846 shares of Common Stock, and shared power to dispose of 16,000 shares of Common Stock. SEE PARAGRAPH
                       (a)(4) ABOVE.

             Each Reporting Person hereby disclaims beneficial ownership over the shares of Common Stock reported herein but owned by the other Reporting Persons or other shareholders (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).


                               (page 10 of 15)





             (c) The following sets forth a list of each of the transactions in the Common Stock effected by any of the Reporting Persons during the past 60 days. Each transaction was effected via an open market transaction.

           Reporting         Transaction     Number of        Price
            Person               Date       Shares Sold    Per Share ($)
           ---------         ------------   -----------    -------------
                               08/29/00        30,000         30.1417
   Victor V. Valentine, Jr.
   Daniel B. Canavan           08/29/00        30,000         30.1417

             (d) Information with respect to ownership and control of shares of Common Stock by the Shareholders is set forth in the Company Shareholders Agreement, including the number of shares and options (exercisable within 60 days) owned by the Reporting Persons. To the knowledge of the Reporting Persons, the right to receive dividends with respect to shares of Common Stock and the power to direct the receipt of dividends from, or the proceeds of the sale of, each of the shares of Common Stock held by the Reporting Persons are held by the Reporting Persons as reflected by the Shareholders Agreement.

             (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On May 11, 1999, Messrs. Schauer, Valentine, and Canavan entered into an Irrevocable Proxy and Purchase Right Agreement (the "Proxy Agreement"). Under the terms of the Proxy Agreement, Messrs. Canavan and Valentine agreed that for so long as Mr. Schauer is employed as Chief Executive Officer of the Company, they will vote all of their respective shares to provide that Mr. Schauer is elected as a member of the Board of Directors of the Company.

             Messrs. Schauer, Valentine, and Canavan, together with David
   L. Stewart, a member of the Board of Directors of the Company, entered into a Shareholders Agreement with Eimo under which they each have agreed to vote all of the shares of the Company owned by them in favor of the Merger Agreement and against any proposal that would impede or prevent the completion of the Merger, and to grant Eimo a proxy with respect to the voting of their shares in favor of the Merger Agreement upon the terms and subject to the conditions set forth in the Shareholders Agreement. The Shareholders Agreement also provides that, between the date of the Merger Agreement and the closing of the Merger, none of the Reporting Persons would (1) sell more than $1,000,000 of Common Stock or (2) take any action that would cause the Reporting Persons to own, in the aggregate, less than 50.1% of the outstanding shares of Common Stock prior to the record date for the special meeting of shareholders to be held at a later date for the shareholders of the Company to consider and vote on a proposal to approve the Merger Agreement.

                               (page 11 of 15)





             To the best knowledge of the Reporting Persons, except as described in this Schedule 13D or in the Merger Agreement, the Shareholders Agreement, the Proxy Agreement, or the documents referred to herein or therein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company.


   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

             Exhibit 1 Agreement and Plan of Merger, dated July 13, 2000, among Eimo Oyj, Spartan Acquisition Corp., and Triple S Plastics, Inc.
                            (Previously filed.)

             Exhibit 2 Company Shareholders Agreement, dated as of July 13, 2000, between Eimo Oyj, Spartan Acquisition Corp., and A. Christian Schauer, Daniel B. Canavan, Victor V. Valentine, Jr., and David L. Stewart. (Previously filed.)

             Exhibit 3      Irrevocable Proxy and Purchase Right
                            Agreement dated as of May 11, 1999 by and Among A. Christian Schauer, Daniel B. Canavan and Victor V. Valentine, Jr. (Previously filed.)

             Exhibit 4      Joint Filing Agreement
























                               (page 12 of 15)





                                 SIGNATURES

             After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:    September 25, 2000





                                           /s/ A. Christian Schauer
                                           ------------------------------
                                           A. Christian Schauer


                                           /s/ Victor V. Valentine, Jr.
                                           ------------------------------
                                           Victor V. Valentine, Jr.


                                           /s/ Daniel B. Canavan
                                           ------------------------------
                                           Daniel B. Canavan


                                           /s/ David L. Stewart
                                           ------------------------------
                                           David L. Stewart






















                               (page 13 of 15)





                                EXHIBIT INDEX
                                -------------


                  Document                                    Page
   Exhibit        Description                                Number
   -------        -----------                                ------


   Exhibit 1      Agreement and Plan of Merger, dated     (previously
                  July 13, 2000 among Eimo Oyj,              filed)
                  Spartan Acquisition Corp., and
                  Triple S Plastics, Inc.

   Exhibit 2      Company Shareholders Agreement,         (previously
                  dated as of July 13, 2000, between         filed)
                  Eimo Oyj, Spartan  Acquisition
                  Corp., and A. Christian Schauer,
                  Victor V. Valentine, Jr., Daniel B.
                  Canavan and David L. Stewart


   Exhibit 3      Irrevocable Proxy and Purchase Right    (previously
                  Agreement dated as of May 11, 1999         filed)
                  by and Among A. Christian Schauer,
                  Daniel B. Canavan and Victor V.
                  Valentine, Jr.

   Exhibit 4      Joint Filing Agreement                    Page 15
























                               (page 14 of 15)





                                                                EXHIBIT 4
                                                                ---------


                           JOINT FILING AGREEMENT

             The undersigned hereby agree that the statements in their
   Schedule 13D with respect to the shares of common stock, no par value per share, of Triple S Plastics, Inc., dated August 29, 2000 is, and any amendments to such Amendment No. 1 to Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

   Dated: September 25, 2000




                                           /s/ A. Christian Schauer
                                           ------------------------------
                                           A. Christian Schauer


                                           /s/ Victor V. Valentine, Jr.
                                           ------------------------------
                                           Victor V. Valentine, Jr.


                                           /s/ Daniel B. Canavan
                                           ------------------------------
                                           Daniel B. Canavan


                                           /s/ David L. Stewart
                                           ------------------------------
                                           David L. Stewart


   u:\edgar\triples\0925-13D.edg













                               (page 15 of 15)